Exhibit 99.1
NeoGames Announces Third Quarter 2023 Results

– Third Quarter Revenues and Share of NPI Revenues Interest total $63.3 million –

– Third Quarter Net Loss of $3.6 million and Adjusted Net Income, after taking effect of the amortization of
Aspire intangibles, was $4.4 million –

– Third Quarter Adjusted EBITDA total $19.9 million, an increase of 13% year-over-year –

– Expected Timeline for Completion of the Aristocrat Business Combination Remains the First Half of 2024 –

Luxembourg – November 8, 2023 – NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the "Company"), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today financial results for the third quarter ended September 30, 2023.

Moti Malul, Chief Executive Officer of NeoGames, said: “We are pleased with the progress we made during the third quarter advancing our strategic goals while we continue to work towards completing our merger with Aristocrat Leisure. Our iLottery business continues to win market share and grow as we have recently announced that our joint venture, NeoPollard Interactive, expanded its footprint in the U.S., winning a public procurement to provide the West Virginia Lottery with a full iLottery program. Furthermore, we are working together with the North Carolina Lottery to prepare for the expansion of their iLottery program as they recently received approval to launch eInstant games. Pariplay's extensive aggregation collaborations, including deals with OPAP in Greece to introduce games from NeoGames Studio, and iGaming content with Rush Street Interactive in Pennsylvania, further bolster our market presence. We also signed ten new operators, including leading operators, including Hard Rock and Fortuna Entertainment Group. With BtoBet's online sports betting entry into the North American market through a transformative partnership with AGLC, we believe that we are poised for even greater expansion. While Aspire Core results slowed due to regulatory shifts in the United Kingdom and operational changes in Germany as we obtained our license to operate in that market, we anticipate seeing gradual improvement over the next few quarters. We remain focused on achieving sustainable growth. We are also encouraged by the interest and pipeline in the U.S. market for our iGaming offering. We plan to continue to invest in delivering the deals we’ve announced and to enhance our product offering to scale and capture future opportunities in the space.”

Malul continued, “We are very thankful for the overwhelming support we continue to receive from our customers and business partners given the unfortunate conflict in Israel and the Middle East. As we have previously stated, there has been no impact on the business and the business continues to operate as usual.”

“We continue to make progress towards completing our merger with Aristocrat Leisure, and during this quarter have received additional regulatory approvals which are required to close. We continue to expect the deal to be completed during the first half of fiscal year 2024,” Malul stated. “In the meantime, we remain dedicated to elevating the iGaming landscape, capitalizing on opportunities, and diligently executing on our strategic objectives for the benefit of all stakeholders.”

Third Quarter 2023 Financial Highlights

•
The total of Revenues and the Company’s share of NPI revenues was $63.3 million during the third quarter of 2023, compared to $73.3 million during the third quarter of 2022. These figures reflect accounting for the majority of Aspire Core revenues on a net basis in the third quarter of 2023 compared to historical figures in the third quarter of 2022, which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023.  If iGaming revenues had been accounted for on a gross basis for the Aspire Core, the total of Revenue and the Company’s share in NPI revenues would have been $81.7 million, which would have reflected 11.5% year-over-year growth when measured in reporting currency.  In addition to accounting for the new commercial terms, current year results reflect continued growth in the Company’s iLottery, Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior to the Company recently securing its local license to operate.

•
iLottery revenues were $14.4 million during the third quarter of 2023, compared to $13.7 million during the third quarter of 2022, representing an increase of 5.6% year-over-year.  In addition, the Company’s share in NPI revenues was $17.0 million during the third quarter of 2023, compared to $11.1 million during the third quarter of 2022, representing an increase of 53.3% year-over-year. The total of NeoGames’ iLottery revenue plus the Company’s share of NPI revenues during the third quarter of 2023 was $31.4 million, up 26.9% year-over-year, primarily driven by continued positive growth trend across most major accounts and the jackpot in the US market during the third quarter.

•
iGaming revenues were $31.9 million for the third quarter of 2023. These figures reflect accounting for the majority of Aspire Core revenues on a net basis compared to historical figures which were prepared on a gross basis, prompted by new commercial terms in certain Aspire Core contracts which went into effect on January 1, 2023. If iGaming revenues had been accounted for on a gross basis for the Aspire Core, total revenue would have been $50.5 million for iGaming primarily driven by continued growth in Games and Sports business lines, partially offset by a slowdown in Aspire Core revenues due to regulatory changes in the United Kingdom and a temporary pause in operations in Germany prior to the Company recently securing its local license to operate, which would have reflected 4% year-over-year growth when measured in reporting currency.

•
Net loss was $(3.6) million, or $(0.10) per share, during the third quarter of 2023, compared to a net loss of $(4.4) million, or $(0.13) per share, during the third quarter of 2022.  Net loss during the third quarter of 2023 was mainly due to costs attributed to the Aristocrat transaction and the amortization attributable to the Aspire business combination.

•	Adjusted net income was $4.4 million, or $0.13 per share, during the third quarter of 2023, compared to $3.0 million, or $0.09 per share, during the third quarter of 2022.
•	Adjusted EBITDA[1] was $19.9 million during the third quarter of 2023, compared to $17.6 million during the third quarter of 2022, representing an increase of 12.9% year-over-year.
•
Cash and cash equivalents balance as of the end of third quarter of 2023 was $27.1 million, compared to $41.2 million at the end of 2022, resulting in net negative cash of $14.1 million for the nine months of 2023. The difference in cash flows is primarily attributable to a number of key factors including advisor payments related to the Aristocrat transaction, slowness in Aspire Core operations, a consideration for the acquisition of the remaining shares of GMS Entertainment Ltd. from the managing director of Pariplay, and the impact from a bank guarantee required to secure the Company’s German license.

Recent Business Highlights

•
Our Joint Venture, NPI, was selected by the West Virginia Lottery for a full turn-key iLottery program, representing the fifth state in which NPI will operate a full iLottery program in the U.S., growing our market share and leadership.

1 The section titled “Non-IFRS Financial Measures and Key Performance Indicators” below contains a description of the non-IFRS financial measures discussed in this press release. Reconciliations between historical IFRS and non-IFRS information are contained in the tables below. Throughout this press release, we also provide a number of key performance indicators used by our management and often used by competitors in our industry. These and other key performance indicators are discussed in more detail in the section titled “Non-IFRS Financial Measures and Key Performance Indicators” in this press release.

•
North Carolina Education Lottery was approved to expand its iLottery offering with eInstants and our teams together with NPI are making the necessary preparations to support the lottery towards launch in the near future.

•	NeoGames Studio has expanded its offering into OPAP, the Greek Lottery Operator, through the relationship and integration provided through Pariplay.
•	Pariplay entered Pennsylvania with Rush Street Interactive (NYSE: RSI), marking the fifth U.S. state entered by Pariplay.
•	Pariplay signed 10 new operators during the quarter, including Hard Rock and Fortuna Entertainment Group.
•	Aspire Global was awarded slots license in Germany by GGL and have launched a few partner brands to begin operations in that market.
•	BtoBet entered into a long-term sportsbook partnership and went live with Alberta Gaming, Liquor & Cannabis (“AGLC"), through NPI, marking its successful entry into the North American market.
•	NeoGames Studio launched its portfolio of eInstant games content with the Atlantic Lottery Corporation Canada.

Update on Operations

As of the date of this release, the Company does not believe the recent terrorist attack and the subsequent declaration of war by the Israeli government against the Hamas terrorist organization will have any material impact on its ongoing operations in Israel. The company continues to operate normally and regularly across its entire operations in Israel while supporting the safety and well-being of its employees. The Company continues to monitor its ongoing activities should any adjustments be required to ensure continuity of its business.

Aristocrat Transaction

On May 15, 2023, the Company entered into a definitive Business Combination Agreement (the “Agreement”) with Aristocrat Leisure Limited (ASX:ALL) (“Aristocrat”) and Anaxi Investments Limited, a Cayman Islands exempted company and wholly owned indirect subsidiary of Aristocrat (“Merger Sub”), pursuant to which the Company is to be acquired by Aristocrat for $29.50 per share in an all-cash transaction. Under the terms of the Agreement, the Company agreed to transfer its statutory seat, registered office and seat of central administration (siège de l'administration centrale) from the Grand Duchy of Luxembourg to the Cayman Islands by way of continuation (the “Continuation”) and as promptly practical, Merger Sub will be merged with and into the Company, which will be  the surviving company and become a wholly owned indirect subsidiary of Aristocrat (the “Merger”).  On July 18, 2023, NeoGames’ shareholders approved the Agreement and the Continuation, which will become effective subject to certain regulatory approvals.  A second NeoGames shareholder vote to approve the Merger will take place immediately following the effectiveness of the Continuation during the first half of fiscal year 2024.  NeoGames’ shareholders representing approximately 61% of the Company’s outstanding shares have executed a support agreement with Aristocrat, pursuant to which they have also irrevocably agreed to vote in favor of the Merger.  Completion of the transaction is contingent upon customary closing conditions, including the receipt of all required gaming and antitrust approvals.  We continue to receive regulatory approvals as we work closely with Aristocrat towards finalizing the deal, which remains on track for completion during the first half of fiscal year 2024.  Please refer to the Company’s Current Report on Form 6-K filed on June 21, 2023 for further detail.

Conference Call / Webcast & Guidance

In light of the expected sale of the Company to Aristocrat, NeoGames will not be hosting a conference call, or providing quantitative financial guidance in conjunction with its third quarter 2023 earnings release.

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. As an end-to-end provider of iLottery and iGaming solutions, NeoGames offers the most comprehensive portfolio across iLottery, an innovative sports betting platform, an advanced content aggregation solution, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Cautionary Statement Regarding Forward-looking Statements

This press release contains forward-looking statements and information within the meaning of U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements contained in this press release other than statements of historical facts, including without limitation statements regarding, the completion of the Merger and timing thereof, our future operating results and financial position, our business strategy and plans, market growth, integration plans and any future benefits and synergies related to the Aspire acquisition, our objectives for future operations, the expansion of our products and offerings to global markets, and any potential impact or uncertainties relating to the Israel-Hamas war are forward-looking statements. The words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “could,” “would,” “project,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: the risk that the sale of the Company to Aristocrat may not be completed in a timely manner or at all, or that following the Continuation the Company may be required to reincorporate in Luxembourg, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the sale of the Company to Aristocrat on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may exceed current expectations; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Parent’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Parent and the Company’s traded securities. We have a concentrated customer base, and our failure to retain our existing contracts with our customers could have a significant adverse effect on our business; our inability to successfully integrate Aspire, or complete or integrate other future acquisitions, could limit our future growth or otherwise be disruptive to our ongoing business; a reduction in discretionary consumer spending could have an adverse impact on our business; the growth of our business largely depends on our continued ability to procure new contracts; we incur significant costs related to the procurement of new contracts, which we may be unable to recover in a timely manner, or at all; intense competition exists in the iLottery industry, and we expect competition to continue to intensify; our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions; in addition to competition with other iLottery providers, we and our customers also compete with providers of other online offerings; the gaming and lottery industries are heavily regulated, and changes to the regulatory framework in the jurisdictions in which we operate could harm our existing operations; while we have not experienced a material impact to date, the ongoing COVID-19 pandemic, including variants, and similar health epidemics and contagious disease outbreaks could significantly disrupt our operations and adversely affect our business, results of operations, cash flows or financial condition; and other risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2023, and other documents filed with or furnished to the SEC. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Non-IFRS Financial Measures and Key Performance Indicators

This press release may include E(L)BIT, EBITDA, Adjusted EBITDA, NPI and NPI Revenues Interest, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency which are financial measures not presented in accordance with IFRS.  We use these financial measures to supplement our results presented in accordance with IFRS. We include these non-IFRS financial measures because they are used by our management to evaluate our operating performance and trends and to make strategic decisions regarding the allocation of capital and new investments. The Company presents revenues growth measured in constant currency since we use constant currency information to provide a framework in assessing how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons and better identify trends in our business.

E(L)BIT, EBITDA, Adjusted EBITDA, adjusted net income (loss), Adjusted EPS and revenues growth measured in constant currency. We define “E(L)BIT” as net income (loss), plus income taxes, and interest and finance-related expenses. We define “EBITDA” as E(L)BIT, plus depreciation and amortization. We define Adjusted EBITDA as EBITDA, plus share-based compensation, prospective business combination and business combination related expenses and the Company’s share in NPI depreciation and amortization. We define adjusted net income (loss) as net loss adjusted by adding amortization attributable to intangible assets acquired in business combination, net of tax. We define adjusted EPS as adjusted net income (loss) divided by the weighted average number of ordinary shares outstanding. We define revenues growth measured in constant currency as revenue adjusted by using the average foreign exchange rates for fiscal year 2023, as reported by third parties, when converting revenues recorded in foreign currencies to US dollar. We believe E(L)BIT, EBITDA and Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are useful in evaluating our operating performance, as they are regularly used by security analysts, institutional investors and others in analyzing operating performance and prospects. Adjusted EBITDA, adjusted net income (loss) and revenues growth measured in constant currency are not intended to be a substitute for any IFRS financial measure and, as calculated, may not be comparable to other similarly titled measures of performance of other companies in other industries or within the same industry.

NPI. Refers to NeoPollard Interactive LLC that represents the Company’s 50/50 joint venture with Pollard Banknote Limited (“Pollard”). The joint venture was formed for the purpose of identifying, pursuing, winning and executing iLottery contracts in the North American lottery market. NPI is managed by an executive board of four members, consisting of two members appointed by NeoGames and two members appointed by Pollard. NPI has its own general manager and dedicated workforce and operates as a separate entity. However, it relies on NeoGames and Pollard for certain services, such as technology development, business operations and support services from NeoGames and corporate services, including legal, banking and certain human resources services, from Pollard.

Company share in NPI Revenues. NPI Revenues is not recorded as revenues in our consolidated statements of comprehensive loss, but rather is reflected in our consolidated financial statements in accordance with the equity method, as we share 50% of the profit of NPI subject to certain adjustments.

Contacts

Investor Contact:
ir@neogames.com

Media Relations:
pr@neogames.com

NeoGames S.A.
Consolidated Condensed Statements of Financial Position
(Unaudited, U.S. dollars in thousands)

	September 30, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$27,120	$41,179
Restricted deposits	486	489
Prepaid expenses and other receivables	5,908	5,789
Due from the Michigan Joint Operation and NPI	4,860	3,768
Trade receivables	39,228	38,537
Income tax receivables	277	536
Total current assets	$77,879	$90,298
NON-CURRENT ASSETS
Restricted deposits - Joint Venture and other	10,215	4,247
Property and equipment	3,467	3,992
Intangible assets	333,691	347,213
Right-of-use assets	8,040	7,973
Investment in Associates	5,478	4,770
Deferred taxes	1,456	2,451
Total non-current assets	362,347	370,646
Total assets	$440,226	$460,944

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade and other payables	$16,731	$16,042
Royalty payables	9,787	10,838
Client liabilities	5,444	6,927
Income tax payables	9,124	7,396
Gaming tax payables	6,848	10,133
Lease liabilities	1,821	1,150
Contingent consideration on business combination and other	11,080	17,256
Employees' related payables and accruals	9,726	7,262
Total current liabilities	$70,561	$77,004
NON-CURRENT LIABILITIES
Liability with respect to Caesars' IP option	3,450	3,450
Loans from financial institution, net	208,616	209,287
Company share of Joint Venture liabilities, net	493	539
Lease liabilities	5,649	6,823
Accrued severance pay, net	1,117	1,033
Deferred taxes	15,283	17,469
Total non-current liabilities	$234,608	$238,601
EQUITY
Share capital	60	59
Reserve with respect to transaction under common control	(8,467)	(8,467)
Reserve with respect to funding transactions with related parties	20,072	20,072
Accumulated other comprehensive income (loss)	(349)	482
Share premium	176,918	173,908
Share based payments reserve	6,681	6,941
Accumulated losses	(59,858)	(47,656)
Total equity	135,057	145,339
Total liabilities and equity	$440,226	$460,944

NeoGames S.A.
Consolidated Condensed Statements of Operations
(Unaudited, U.S. dollars in thousands, except per share amounts)

	Quarter ended September 30,		Year to date September 30,
	2023	2022	2023	2022

Revenues	$46,336	$62,174	$143,777	$96,476
Distribution expenses	23,087	41,255	71,072	52,160
Development expenses	4,193	2,085	12,583	7,656
Selling and marketing expenses	2,188	1,345	7,329	2,547
General and administrative expenses	8,042	6,436	24,160	14,329
Business combinations related expenses	1,474	835	5,879	17,217
Depreciation and amortization	14,361	14,348	41,694	23,353
	53,345	66,304	162,717	117,262
Loss from operations	(7,009)	(4,130)	(18,940)	(20,786)
Interest expenses with respect to funding from related parties	-	-	-	2,867
Finance expenses	6,286	4,702	17,346	6,356
The Company's share in profits of Joint Venture and associated companies	10,210	5,525	26,708	13,978
Loss before income tax expense	(3,085)	(3,307)	(9,578)	(16,031)
Income tax expenses	(478)	(1,061)	(2,624)	(2,141)
Net loss	$(3,563)	$(4,368)	$(12,202)	$(18,172)

Net loss per common share outstanding, basic	$(0.10)	$(0.13)	$(0.36)	$(0.64)
Net loss per common share outstanding, diluted	$(0.10)	$(0.13)	$(0.36)	$(0.64)

Weighted average number of ordinary shares outstanding:
Basic	33,683,107	33,453,706	33,598,543	28,447,179
Diluted	33,683,107	33,453,706	33,598,543	28,447,179

Adjusted EPS[2]	$0.13	$0.09	$0.33	$(0.37)

2 See Reconciliation of Net Loss to Adjusted Net (Loss) Income.

NeoGames S.A.
Consolidated Condensed Statements of Cash Flows
(Unaudited, U.S. dollars in thousands)

YTD September 30, 2023
Cash flows from operating activities:
Net loss	$(12,202)
Changes in other financial assets and liabilities	(6,707)
Amortization and depreciation	41,694
Finance expenses	17,346
Share based compensation	2,543
Other	(191)
Net cash generated from operating activities	$42,483

Net cash used in investing activities	$(34,731)

Net cash used in financing activities	$(22,001)

Net decrease in cash and cash equivalents	(14,249)
Cash and cash equivalents – beginning of period	41,179
Currency exchange differences on cash and cash equivalents	190
Cash and cash equivalents – end of period	$27,120

NeoGames S.A.
Reconciliation of Net Loss to Adjusted EBITDA
(Unaudited, U.S. dollars in thousands)

	Quarter ended September 30,		Year to date September 30,
	2023	2022	2023	2022

Net loss	$(3,563)	$(4,368)	$(12,202)	$(18,172)
Income tax expenses	478	1,061	2,624	2,141
Finance expenses	6,286	4,702	17,346	9,223
E(L)BIT	3,201	1,395	7,768	(6,808)
Depreciation and amortization	14,361	14,348	41,694	23,353
EBITDA	17,562	15,743	49,462	16,545
Business combination related expenses	1,474	835	5,879	17,217
Share-based compensation	753	883	2,543	2,476
Company share of NPI depreciation and amortization	57	113	158	170
Adjusted EBITDA	$19,846	$17,574	$58,042	$36,408

NeoGames S.A.
Revenues generated by NeoGames as well as Company's share in NPI Revenues
(Unaudited, U.S. dollars in thousands unless otherwise noted)

	Quarter ended September 30,		Year to date September 30,
	2023	2022	2023	2022

Royalties from turnkey contracts	$7,930	$7,195	$23,152	$21,381
Royalties from games contracts	545	389	1,404	1,283
Use of IP rights	4,464	3,903	13,714	10,139
Development and other services - Aspire	-	439	-	1,286
Development and other services - NPI	1,120	1,328	3,307	4,409
Development and other services - Michigan Joint Operation	362	407	1,006	1,165
Revenues	$14,421	$13,661	$42,583	$39,663
NeoGames' NPI revenues interest	$16,994	$11,086	$45,883	$30,512
NeoGames revenues plus NPI revenues interest	$31,415	$24,747	$88,466	$70,175
iGaming revenues	$31,915	$48,513	$101,194	$56,813
Revenues plus NeoGames NPI revenues interest	$63,330	$73,260	$189,660	$126,988

NeoGames S.A.
Reconciliation of Net Loss to Adjusted Net (Loss) Income
(Unaudited, U.S. dollars in thousands)

	Quarter ended September 30,		Year to date September 30,
	2023	2022	2023	2022
Net loss	$(3,563)	$(4,368)	$(12,202)	$(18,172)
Amortization attributable to business combination, net of tax	7,939	7,356	23,379	7,772
Adjusted net income (loss)	$4,376	$2,988	$11,177	$(10,400)
Adjusted net income (loss) per common share outstanding	$0.13	$0.09	$0.33	$(0.37)

Aspire Global
Non-IFRS Financial Measures - Reconciliation
(Unaudited, U.S. dollars in thousands unless otherwise noted)

Quarter ended September 30,		$ Change			% Change
2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency

Aspire Core[3]	$12,181	$33,048	$12,181	$(924)	$11,257	(63.1)%	(65.9)%
Games	11,128	8,771	11,128	(822)	10,306	26.9%	17.5%
Sports	8,606	6,694	8,606	(636)	7,970	28.6%	19.1%
Net Revenues, as reported	$31,915	$48,513	$31,915	$(2,382)	$29,533

Year to date September 30,		$ Change			% Change
2023	2022	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency

Aspire Core[4]	$44,965	$108,525	$44,965	$(917)	$44,048	(58.6)%	(59.4)%
Games	31,510	26,475	31,510	(701)	30,809	19.0%	16.4%
Sports	24,719	16,844	24,719	(696)	24,023	46.8%	42.6%
Net Revenues, as reported	$101,194	$151,844	$101,194	$(2,314)	$98,880

3 2022 Aspire Core revenues are presented based on Gross revenues presentation, prior to the changes in commercial terms triggered Net revenue presentation. If third quarter 2023 Aspire Core figures were presented on a Gross basis, then like-for-like revenues would have been $30.7 million, which reflects 7.0% YoY decrease on Aspire Core, and total iGaming revenues of $50.5 million, reflecting 4.0% YoY growth.
4 2022 Aspire Core revenues are presented based on Gross revenues presentation, prior to the changes in commercial terms triggered Net revenue presentation. If Year to date 2023 Aspire Core figures were presented on a Gross basis, then like-for-like revenues would have been $111.4 million, which reflects 2.7% YoY growth on Aspire Core, and total iGaming revenues of $167.6 million, reflecting 9.6% YoY growth.